Exhibit 99.1

THE THOMSON CORPORATION

NOTICE OF INTENTION TO MAKE AN ISSUER BID

PURSUANT TO

FORM 62-901F UNDER THE SECURITIES ACT (BRITISH COLUMBIA)
FORM 35 UNDER THE SECURITIES ACT (ALBERTA)
FORM 33 UNDER THE SECURITIES ACT, 1988 (SASKATCHEWAN)
FORM 28 UNDER THE SECURITIES ACT (MANITOBA)
FORM 31 UNDER THE SECURITIES ACT (ONTARIO)
SECTION 189.1.3 OF THE REGULATION UNDER THE SECURITIES ACT (QUEBEC)
FORM 30 UNDER THE SECURITIES ACT (NEWFOUNDLAND AND LABRADOR)
SUBSECTION 113(F) UNDER THE SECURITIES ACT (NEW BRUNSWICK)
FORM 31 UNDER THE SECURITIES ACT (NOVA SCOTIA)

The Thomson Corporation (the “Company”) hereby provides notice of its intention to make an issuer bid for certain of its outstanding common shares (the “Common Shares”) on the terms set forth in the notice through open market transactions in accordance with the Rules and Policies of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) and in compliance with applicable regulatory requirements. The issued and outstanding Common Shares are listed on the TSX and the NYSE under the symbol “TOC”.

1. NAME AND ADDRESS OF ISSUER

The name of the issuer is The Thomson Corporation. The Company’s registered office is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. The Company’s principal executive office is at Metro Center, One Station Place, Stamford, Connecticut 06902, United States.

2. SHARES SOUGHT

During the period of this issuer bid, the Company may purchase up to a maximum of 15,000,000 Common Shares, representing approximately 2.3% of the issued and outstanding Common Shares as of April 26, 2006. As of April 26, 2006, 644,011,589 Common Shares were issued and outstanding. The number of Common Shares that the Company will purchase pursuant to this notice depends on market conditions, share price and other factors. Any Common Shares purchased pursuant to the issuer bid will be cancelled.

3. DURATION

Purchases of Common Shares pursuant to this notice may commence on May 5, 2006 and will terminate no later than May 4, 2007.

4. METHOD OF ACQUISITION

Purchases of the Common Shares pursuant to this notice will be effected on behalf of the Company by a registered investment dealer (or an affiliate of the dealer) through the facilities of the TSX and the NYSE. The price paid by the Company for any Common Shares purchased by it will be the market price of the Common Shares at the time of acquisition. The Company does not presently intend to purchase the Common Shares other than by means of open market transactions or by way of exempt offers during the period that the issuer bid is outstanding.

Purchases of the Common Shares will be made at such times and in such numbers as may be determined by the Company. The purchase of and payment for the Common Shares purchased by the Company will be effected in accordance with the Rules and Policies of the TSX and NYSE.

From time to time, when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of Common Shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with the requirements of applicable Canadian securities laws and Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

5. CONSIDERATION OFFERED

Except as set forth above, there are no restrictions on the consideration to be offered by the Company under this issuer bid and there are no other restrictions relating to the issuer bid. The Company and holders of the Common Shares will be responsible for the payment of commissions to their respective brokers through which the purchases and sales will be made at the applicable prevailing rates at the time of purchase.

6. REASONS FOR THE ISSUER BID

In authorizing the issuer bid, the Board of Directors of the Company believes that the purchase of Common Shares from time to time can be undertaken at prices that make the acquisition of such Common Shares an appropriate use of the Company’s available funds and an appropriate mechanism for returning capital to its shareholders.

7. ACCEPTANCE BY INSIDERS, AFFILIATES AND ASSOCIATES

Except as disclosed below, to the knowledge of the Company, its directors and senior officers, after reasonable inquiry, none of the directors or senior officers or any person holding 10% or more of any class of equity securities of the Company, or any person acting jointly or in concert with the Company, or any associate of a director or senior officer of the Company, intends to sell Common Shares during the period of this issuer bid.

During the period of this issuer bid, companies controlled by Kenneth R. Thomson may sell Common Shares from time to time. As of the date of this notice, companies controlled by Kenneth R. Thomson controlled approximately 70% of the Common Shares. In addition, during the period of this issuer bid, directors and senior officers of the Company may from time to time effect such sales of Common Shares as may be necessary in their personal circumstances and sales of Common Shares by such persons may occur as a result of the exercise by such persons of outstanding stock options or the vesting of restricted share units.

8. BENEFITS FROM THE ISSUER BID

There is no direct or indirect benefit arising out of the issuer bid to any person or company referred to in Section 7 other than those available to all shareholders of the Company.

9. MATERIAL CHANGES IN THE AFFAIRS OF THE ISSUER

To the knowledge of the Company, its directors and senior officers, after reasonable inquiry, there are no undisclosed material changes or plans or proposals for material changes in the affairs of the Company.

10. FEE PAYABLE IN QUÉBEC

On April 26, 2006, the closing price of the Common Shares on the TSX was C$44.50 and on the NYSE was US$39.48. The fee payable in Québec in respect of this issuer bid as calculated under section 271.4 of the Regulations is C$33,375.

DATED at Stamford, Connecticut, this 27th day of April 2006.

By: /s/ Stephane Bello
Name: Stephane Bello
Title: Senior Vice President and Treasurer